SKADDEN, ARPS, SLATE, MEAGHER & FLOM	AFFILIATE OFFICES

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

February 7, 2024

Confidential

Mr. Robert Littlepage

Ms. Claire DeLabar

Mr. Mitchell Austin

Ms. Charli Gibbs-Tabler

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605)
Response to the Staff’s Comments on the Draft Registration Statement on
Form F-1 Confidentially Submitted on December 22, 2023

Dear Mr. Littlepage, Ms. DeLabar, Mr. Austin, and Ms. Gibbs-Tabler:

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 19, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 22, 2023 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

February 7, 2024

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of draft registration statement is impracticable and involves undue hardship for the Company. Moreover, the Company has submitted, and will file, these representations as an exhibit to its registration statement.

Comments in Letter Dated January 19, 2024

Draft Registration Statement on Form F-1 Submitted December 22, 2023

Cover Page

1.

You state that “as used in this prospectus, “Yimutian,” “we,” “us,” “our company,” or “our” refers to Yimutian Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also includes the VIEs in mainland China.” Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For additional guidance, please consider Comment 3 of our Sample Letter to China-Based Companies, available at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8 and 39 of the Revised Draft Registration Statement.

Who We Are, page 1

2.	Please enhance your disclosure to specify the “broader areas of AI-powered applications” that you are currently developing and their stage of development.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 119 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

February 7, 2024

3.

Please clarify the following statement, “[i]ndustry tailwind in digitalization of infrastructure paves the way for our commercialization process.” Please enhance your disclosure to describe the tailwinds and provide more context for how such tailwinds set the stage for your processes

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 122 of the Revised Draft Registration Statement.

Market Opportunities, page 5

4.

Please enhance your disclosure to describe specifically how “big data” is used in your business and please also specify what “AI technologies” outside of your matching algorithm are currently being used in your business. Please also indicate if these algorithms are proprietary or open source.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 119 and 123 of the Revised Draft Registration Statement.

Prospectus Summary

Summary Risk Factors

Risks Related to Our Corporate Structure, page 5

5.

In your summary risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 59 and 60 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

February 7, 2024

Contractual Arrangements and Corporate Structure, page 9

6.

We note your disclosure that the Cayman Islands holding company has “effective control over financial and operational policies of the VIEs and are entitled to all the economic benefits derived from the VIEs operations.” However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 9, 10, 54, 56, 57, 94, 95 and 96 of the Revised Draft Registration Statement.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 105

7.

Please expand the discussion to include a detailed discussion of the amount and timing of the change in fair value of financial liabilities and the Gain (loss) from derecognition of financial liabilities.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Revised Draft Registration Statement.

8.	Please expand the discussion to include a detailed discussion of the amount and timing of the Share of loss of an equity method investment.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Revised Draft Registration Statement.

Management’s Discussion of Results of Operations and Financial Condition Results of Operations, page 105

9.

We note on page 4 that you provide trials of promotion services at small fees. Please also expand the discussion of revenues to address the differences in revenues derived from trial period versus ongoing customer contracts following the trials and any related trends in revenues related to the mix of trial revenue and recurring platform revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 100 and 122 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

February 7, 2024

Liquidity and Capital Resources, page 106

10.

We note on page 107 that your accounts receivable turnover days increased from 66 days in 2021 to 91 days in 2022. Please expand the discussion to explain in greater detail the reason for this increase and any impact on your evaluation of the amount of allowance for credit losses.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.

Business

Our Strengths, page 123

11.	Please revise your title “[i]ndisputable smart agriculture platform leader” or provide support for your assertion that your competitive position is “indisputable”.

In response to the Staff’s comment, the Company has revised the title “[i]ndisputable smart agriculture platform leader” to “[i]ndisputable agricultural B2B platform leader” on page 123 and the disclosure on pages 1, 5 and 119 of the Revised Draft Registration Statement accordingly. In support of such disclosure, the Company further submits that, according to the Company’s industry consultant, Frost & Sullivan, the Company is the largest agricultural B2B platform in mainland China, in terms of both revenue and monthly active merchants in 2022, as disclosed on page 123 of the Revised Draft Registration Statement.

Regulatory, page 141

12.

Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

U.S. Securities and Exchange Commission

February 7, 2024

The Company respectfully submits that it has revised the disclosure in “Risk Factors” section on pages 59, 60 and 98 of the Revised Draft Registration Statement to highlight the risks identified in this comment.

Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-19

13.	We note on page 4 that you provide trials of promotion services offered on your platform for small fees. Please expand your revenue recognition policy to address revenues from these trial periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 100 and 122 of the Revised Draft Registration Statement. Such value-added services are provided under separate agreement with separate performance obligations from membership services. The revenue recognition policy of the value-added services has already been included in Note 2(m) to our consolidated financial statements on page F-19 of the Revised Draft Registration Statement.

Note 22. Subsequent Events, page F-47

14.

Please expand the disclosure of the issuance of redeemable convertible preferred shares for nil consideration to explain the accounting treatment afforded to the value of the share on the date of issuance.

In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of the Revised Draft Registration Statement.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

* * *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Mr. Jinhong Deng, Chief Executive Officer, Yimutian Inc.

Mr. Shijie Chen, Chief Financial Officer, Yimutian Inc.

Mr. Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Mr. Vincent Xu, Partner, KPMG Huazhen LLP